

June 1, 2011

Via E-mail
Mr. Bennett L. Nussbaum
Senior Vice President and Chief Financial Officer
Winn-Dixie Stores, Inc.
5050 Edgewood Court
Jacksonville, Florida 32254-3699

>   **Re: Winn-Dixie Stores, Inc.**
>   **Form 10-K for the Year Ended June 30, 2010**
>   **Filed August 30, 2010**
>   **File No. 1-03657**

Dear Mr. Nussbaum:

We have reviewed your response dated May 19, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2010

Item 8. Financial Statements and Supplementary Data, page 26

Notes to Consolidated Financial Statements, page 33

Note 1. Summary of Significant Accounting Policies and Other Matters, page 33

Business Reporting Segments, page 33

1. We have reviewed your response to comment two in our letter dated April 27, 2011. As previously requested, please clearly disclose whether operating segments have been aggregated when determining your single reportable segment. Refer to ASC 280-10-50-21(a), and show us your proposed disclosure.

2. We note your proposed disclosure in response to comment two in our letter dated April 27, 2011 and note that you categorize dairy as a non-perishable product. Based on your response, we assume that you classified dairy as a non-perishable product because it has a similar gross margin percentage, shelf life and inventory shrink loss when compared to other products in the non-perishable category. If our understanding is correct, please confirm our understanding and disclose to your readers this rationale for grouping products into the categories you are presenting.

Note 6. Impairment Charges, page 39

3. We note your proposed disclosure in response to comment four in our letter dated April 27, 2011. Rather than discussing the specific facts and circumstances that led to the impairment charges recorded in your financial statements, your proposed disclosure provides an accounting policy that describes in general terms how you determine whether long-lived assets at a store location are impaired and provides a list of several factors that could hypothetically lead to an impairment. Please revise future filings to better describe the specific facts and circumstances that led to the actual impairment charges recorded in each year presented in your financial statements, and show us your proposed disclosure.

You may contact Yong Kim at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief